DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS
[redacted]

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 5691
maria.norbis@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

06019001

File No. 82-4939

SUPPL

November 27, 2006

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SEC NOV 2006 WASH, D.C.

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant disclosure, filed on November 3, 2006, related to the stock options plan and deferred annual bonus of Grupo Ferrovial, S.A.

If you have any questions, please do not hesitate to contact me at 212- 450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Maria Norbis/med

Maria Norbis
Legal Assistant

Attachments
By Hand Delivery

PROCESSED
DEC 12 2006
THOMSON
FINANCIAL

dlw 12/6

In accordance with the provisions of article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Based on a report by the Appointments and Remuneration Committee, the Company's Board of Directors has approved two executive remuneration programmes involving the delivery of Company stock or stock options.

The beneficiaries of both plans are executives of BAA Plc., who do not report to the Board of Directors of Grupo Ferrovial, S.A. or its committees.

The basic features of the plans are as follows:

(1) **Stock options plan.**

The plan covers shares of Grupo Ferrovial, S.A. up to a maximum of 1,750,000 shares (equivalent to 1.25% of capital stock) per year. The option grants will take place each year; this year's grants are expected to take place in November 2006. The options vest three years after the grant date and expire six years after the grant date. Exceptionally, the options granted in 2006 will have a shorter vesting period. Both the vesting conditions and the specific number of options which may be exercised will depend upon BAA attaining specific EBITDA levels.

The beneficiaries of this plan number approximately 553 people in the top six echelons of BAA management.

(2) **Deferred Annual Bonus**

The system consists of the executive voluntarily investing a percentage of his/her annual bonus in shares of Grupo Ferrovial, S.A. The shares will be delivered to the executive after three years with an additional number of shares depending on the degree of attainment of certain EBITDA targets by BAA.

The maximum annual amount is estimated at 107,000 shares of Grupo Ferrovial, S.A., equivalent to 0.08% of the capital stock. The agreement relating to this year's remuneration is expected to be signed in November 2006.

The Plan's beneficiaries are executive directors, senior management and senior executives of BAA (33 people at present).

Both systems were approved by the Board of Directors of BAA Plc. following a report by its Remuneration Committee.

Solely in order to offset future appreciation in the value of the Company's shares included in these plans, the corresponding hedge will be arranged with a financial institution, at the expense of BAA Plc., which will be settled by differences. This hedge will not involve the transfer of own shares.

Madrid, 3 November 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.